EXHIBIT 99-1
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(WPSC LETTERHEAD)

May 1, 1996



TO ALL MEMBERS OF THE FINANCIAL COMMUNITY:

The company formed a holding company in 1994, WPS Resources Corporation.  The primary business will continue to be operation of the utility business of Wisconsin
Public Service Corporation.  This is our summary of projected utility operating and financial data for the five-year period 1996-2000.  Construction and other requirements for this period are about $30 million lower than the five years in our publication of last May.

SOURCES AND USES OF FUNDS (millions)
- ------------------------------------
                                  Actual                                              5 Yr.
                                   1995     1996    1997    1998    1999     2000     Total
                                  ------    ----    ----    ----    ----     ----     -----
Construction & Other Investments   $75.7    $76.2   $74.9   $96.6   $109.3   $112.1   $469.1
Internal Funds After Dividends     -76.7    -48.9   -84.5   -80.9   -119.5   - 98.4   -432.2
Financing Required                 $-1.0    $27.3   $-9.6   $15.7   $-10.2   $ 13.7   $ 36.9

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AFUDC is included in construction and internal funds.  Internal funds assume 12%
return on average common equity with modest dividend increases. Special dividends from the utility to the holding company are forecast to maintain the equity ratio approved by the Public Service Commission of Wisconsin.
The only permanent financing anticipated is the refinancing of $50 million of bonds in 1998.

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
                  Filing       Amount
RATE CASES         Date       Requested  Increase    Effective
- ----------        ------      ---------  --------    ---------
Wisconsin
  Electric        4/96        $(5.0)MM   (1.1)%      Expected 1/97
  Gas             4/96        $ 7.3 MM    3.7 %      Expected 1/97
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Wisconsin currently has authorized 11.5% return on equity.  An 11.75% return was requested with the new filing.  The company files biannually for rate changes.

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SALES & LOAD DATA

ELECTRIC - In the next 5 and 10 years, kwh sales are expected to grow at average annual rates of 1.2% and 0.9%, respectively. Firm peak loads, however, are expected to decline in the short-term. The decline is projected to be at an average annual rate of 2.7% over the next 5 years due to anticipated competition in the large customer markets and the expectation that many large retail customers will take greater advantage of interruptible rates. After the year 2002, load growth is expected to resume a normal growth pattern. The ten-year average annual growth rate for peak demand is -1.3%. The effects of load management, time of use billing, interruptible rates, and other demand-side programs are included in the sales and load projections.

GAS - Sales of natural gas are projected to grow at an average annual rate of 1.8% and 1.5% during the next 5- and 10-year periods, respectively.
For the same time periods, transportation volumes are expected to grow at average annual rates of 2.9% and 1.9%, respectively. The effect of demand-side programs are included in the sales projections.

SUPPLY DATA

System capacity reserves are expected in the range of 15% to 23% over the next 10 years. No long term capacity additions are necessary due to the expected decline in firm peak demand (as reported in the Sales & Load Data section). The 1995 summer generating capability was 1833MW. Short-term capacity additions may be necessary to cover new wholesale loads that are not reflected in the current load forecast. The actual system generation mix for 1995 was 63.7% coal, 13.5% nuclear, 2.6% hydro, 0.9% natural gas, 0% oil and 19.3% purchased power, very similar to 1994. The system generation mix is expected to remain predominately coal, followed by nuclear and purchased power to meet over 95% of the system requirements over the next 10 years. The balance of the system requirements is expected to be met by hydro, natural gas and oil.

FURTHER INFORMATION

If you would like additional information concerning this data or other matters pertaining to the company, please call me. My telephone number is
(414) 433-1449.

Sincerely,






Ralph G. Baeten
Vice President-Treasurer